

June 15, 2021

Neelesh Kalani
Chief Financial Officer
ORRSTOWN FINANCIAL SERVICES INC
77 East King Street
P.O. Box 250
Shippensburg, PA 17257

Re: ORRSTOWN FINANCIAL SERVICES INC
Form 10-K for the Year Ended December 31, 2020
Filed March 15, 2021
File No. 001-34292

Dear Mr. Kalani:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Reporting of Non-GAAP Measures, page 56

1. We note your disclosure of the non-GAAP measures "Allowance plus purchase accounting marks to unguaranteed loans" and "Taxable-Equivalent Net Interest Margin (excluding the effect of purchase accounting)" here and in your Form 10-Q for the quarter ended March 31, 2021. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting or adding purchase accounting mark adjustments represents individually tailored recognition and measurement methods, which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Therefore, in future filings, including Forms 8-K, please remove such measures. Refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit, Staff Accountant at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance